UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 25, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

July 25, 2018 Earnings Conference Call – 2Q18

2 Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made.

3 Agenda Key Highlights Pulp Market 2Q18 Results Cash Production Cost Indebtedness Liquidity Net (loss) income Free Cash Flow Horizonte 2 4 5 6 7 9 10 11 12 8

Key Highlights

Operational Results	• 2Q18: Record Net Revenue: R$4,722 mn | Record EBITDA: R$2,499 mn | Record EBITDA margin(1): 58% | Record FCF(2): R$1,685 mn | Cash cost ex-downtime and ex-strike: R$598/t. • LTM: Record Net Revenue: R$15,306 mn | Record EBITDA: R$7,561 mn | Record EBITDA margin(1): 56% | FCF(2): R$2,969 mn | Cash cost ex-downtime and ex-strike: R$594/t.
Pulp Market	• Sales volume of 1,768 thousand tons, mainly to Asia. • Average net price to export market of US$751/t, increase of 4%. • Around 630 thousand tons of supply reduction, of which 345 thousand tons unscheduled.
Indebtedness	• Cash on hand(3) of R$7.5 billion (US$2.0 billion). • Leverage reduction to 1.58x in US$ (1.83x in R$). • Interest coverage (LTM EBITDA/LTM net interest) at 9.3x.
Horizonte 2	• Production of 398 thousand tons and 87 MWh of surplus energy. • US$63 million of CAPEX to be disbursed and US$94 million in funding to be withdrawn. • Learning curve successfully concluded in May (9 months).

(1) Not considering the effect of Klabin sales. | (2) Not considering capex related to Horizonte 2 Project, land acquisition, pulp logistics and dividends. Includes one-off effects of land acquisition and Horizonte 2 Project disbursements in the working capital. (3) Does not consider the MtM of hedge transactions.

4

Pulp Market 5 Prices(1) and Spread BHKP vs. NBSK (USD/t) – Europe and China Announced BHKP downtimes - Global(2) (Market Pulp + Integrated) Net revenues distribution – 2Q18(5) Tissue in China (January to April)(4) (5) Considers Klabin volumes. By region By end-use (1) Source: FOEX (2) Source: ABTCP, PPI, Fibria and public data released by Companies. Announced up to June/2018(3). Prices (US$) Spread (US$) Total Downtimes Unexpected Downtimes (~ 1,667 kt) (~ 964 kt) (~ 703 kt) Scheduled Downtimes(3) (4) Source: PPPC Global Tissue Report Europe 30% North America 16% Asia 45% Latam 9% -10 10 30 50 70 90 110 130 150 170 540 590 640 690 740 790 840 890 940 990 1040 1090 BHKP (Europe) BHKP (China) Spread v.s. NBSK (Europe) Spread vs. NBSK (China) 50% 35% 15% Tissue Printing & Writing Specialties 6.9% 6.3% 7.9% 6.4% 6.3% 7.4% 2016 2017 2018 Tissue Demand Growth Tissue Roll Production Growth

2Q18 Results 6 EBITDA (R$ million) and EBITDA Margin (%) EBITDA(3) (R$ million) EBITDA Margin(3) Average FX (R$/US$) Net pulp price (US$/t) Pulp Production and Sales(1) (‘000 t) Net Revenues(2) (R$ million) 3.25 3.60 Average FX (1) Sales include Klabin volumes. (2) Includes Klabin volumes. (3) Not considering the effect of Klabin sales. Klabin Volume H2 Average Net Price - Export (US$ /t) 722 751 28% 202 186 160 3.21 572 H2 45% 49% 57% 55% 58% 557 604 653 710 737 2,775 3,693 4,722 2Q17 1Q18 2Q18 1,330 1,588 1,600 1,534 1,591 1,768 2Q17 1Q18 2Q18 Production Sales 1,071 1,256 1,981 1,824 2,499 2Q17 3Q17 4Q17 1Q18 2Q18 3.21 3.16 3.25 3.25 3.60

Cash Production Cost (R$/t) – 2Q18 7 Cash production cost ex-downtimes and ex-strike (R$/t) 2Q18 vs. 1Q18 Av. distance (km): Significant H2 contribution 166 US$/t Utilities Results: 2Q17: R$27/t 1Q18: R$29/t 2Q18: R$ 37/t 205 185 H2 energy surplus (MWh) 205 257 328 260 265 +21% 660 668 598 (49) (15) (12) 39 33 11 1 (39) (31) 2Q17 Wood Fixed costs Dillution Energy Sales Scheduled Downtimes Chemicals and Energy FX Other 2Q18 Scheduled Downtimes Truckers' Strike 2Q18 ex- downtimes and ex-strike 660 610 546 626 598 13 (11) (31) 1 2Q17 3Q17 4Q17 1Q18 FX Energy Sales Truckers' Strike Other 2Q18 54 80 72 87 3Q17 4Q17 1Q18 2Q18

2Q18 Indebtedness 8 (1) Considering the portion of debt in reais fully adjusted by the market swap curves at the end of each period. (2) LTM EBITDA/LTM net interest – excludes capitalized interest effect. Interest gross expense Leverage in US$ (Net debt/EBITDA LTM) Interest expense/revenue (US$ million) and Interest coverage(2) Interest on financial investments Gross debt and Cash position (million) CRA CRA Interest Coverage (x)(2) CRA CRA CRA CRA Average maturity: 59 months 57 months Average cost(1): 4.1% p.a. 4.3% p.a. Net debt (million) H2 Capex Start-up H2 Dividends paid: ~R$3.0 billion 1.95 1.58 1.78 1.86 2.10 2.64 3.30 3.79 3.75 3.28 2.41 2.02 1.58 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 350 268 200 144 209 347 252 78 45 39 39 59 108 65 2012 2013 2014 2015 2016 2017 LTM2T18 12,774 13,804 3,843 3,580 Mar/18 Jun/18 R$ US$ 18,922 21,023 5,693 5,452 Mar/18 Jun/18 Gross Debt R$ US$ 6,148 7,219 1,850 1,872 Mar/18 Jun/18 Cash Position R$ US$ 4.3 5.8 7.3 15.4 7.2 6.5 9.3 6.3 5.9 5.5 5.2 4.6 3.4 3.3 (1) Cost of debt

Liquidity 9 Liquidity(1) and debt amortization schedule (US$ million) H2 Capex(2): (3) Capex to be disbursed (cash) related to Horizonte 2 Project. (4) Released due to the agreement with Klabin Horizonte 2 Funding (US$ million) (1) Not including negative US$82 million related to MtM of hedging transactions. (2) Financial execution of US$2,118 million (cash) capex up to June/2018. FX R$/US$ 3.3511. 63 Capex to be executed(3): US$63 mn Funding to be withdrawn: US$94 mn 1,955 259 2,214 182 510 631 658 675 546 736 745 69 701 Liquidity 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Pre-payment BNDES NCE Bonds Finnvera CRA and others Cash on hand (1) Revolver 363 1,802 175 469 136 369 290 94 13 80 1 Pre-payment CRA BNDES FDCO ECA Working capital Total Received To be withdrawn 13 – 3Q18 3Q15 3Q15 1 - 3 Q18 80 - 3Q18 4Q17 1,896 (4)

Net (loss) income (R$ million) – 2Q18 10 (1) (1) Includes other Exchange rate/monetary variations other financial income/expense and other operating income/expenses. Non-recurring effects ZCC Swap 2,499 (210) (1,752) (480) (205) (712) 210 230 Adjusted EBITDA FX Debt MtM hedge Net interest Deprec., amortiz. and depletion Income Taxes Others Net (loss) income ? ?

Free Cash Flow – FCF(1) 2Q18 and LTM (R$ million) 11 2Q18 LTM Not considering Horizonte 2 capex (2Q18: R$109 mn LTM: R$1,341 mn), pulp logistics projects (2Q18: R$4 mn LTM: R$193 mn), dividends (2Q18 and LTM: R$260 mn) and non-recurring land acquisition (2Q18: R$424 mn LTM: R$424 mn). FCL yield in US$ at 8.6% Record 2,499 1,685 (651) (233) 105 (10) (25) Adjusted EBITDA Capex (ex-H2, pulp logistics and land acquisition) Net interest Working Capital Income Taxes Others FCF 7,561 2,969 (2,284) (845) (1,400) (37) (28) EBITDA ajustado Capex (ex-H2, pulp logistics and land acquisition) Net interest Working capital Income Taxes Others FCF

Horizonte 2 Production 12 Actual 1,406 k tons Expected 1,325 k tons From the start-up up to June 30, 2018 +6% Digester feeding Inspection Downtime Inspection Downtime Learning curve conclusion (May 21) 21 23-Aug-17 19-Sep-17 16-Oct-17 12-Nov-17 9-Dec-17 5-Jan-18 1-Feb-18 28-Feb-18 27-Mar-18 23-Apr-18 20-May-18 Actual Expected 7,092 115 83 17 7,307 7,079 112 98 17 7,307 Acc. until 2Q18 3Q18 4Q18 2019 Total Capex (R$ million ) Cash Accrual

13 Investor Relations: Website: www.fibria.com.br/ir E-mail: ir@fibria.com.br Tel: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO